

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 27, 2009

<u>Via Facsimile and U.S. Mail</u>

Mr. Jay Gottlieb
Chairman of the Board and President
Spatializer Audio Laboratories, Inc.
410 Park Avenue, 15th Floor
New York, NY 10022

> **Re:** **Spatializer Audio Laboratories, Inc.**
> **Form 10-K for the Year Ended December 31, 2007**
> **Form 10-K for the Year Ended December 31, 2008**
> **File No. 000-264600**

Dear Mr. Gottlieb:

We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief